12013305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON (City) NJ (State) 08534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) PINE BROOK (City) NJ (State) 07058 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Anne Meegan
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires 9/6/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2011 and 2010

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2011 and 2010

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the statement of financial condition of H. Rivkin and Company, Inc. (a New York corporation) as of December 31, 2011 and 2010 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended and the accompanying supplementary information contained in the statement of net capital, haircut analysis, schedule of non-allowable assets, and schedule of aggregate indebtedness, which are presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Van Duyne, Behrens & Co.
February 22, 2012

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2011	2010
Current assets		
Cash	$ 118,367	$ 121,966
Broker receivable	73,736	10,082
Inventory - securities	177,822	294,589
Prepaid expenses	577	577
Deferred tax asset	31,569	17,360
Total current assets	402,070	444,574
Property, plant, and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,327	49,326
Less: accumulated depreciation	49,326	48,590
Net property, plant and equipment	1	736
Total assets	$ 402,071	$ 445,310

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Current liabilities		
Income tax payable	2,105	2,105
Payroll taxes payable	2,749	326
Accrued expenses	49,784	14,382
Total liabilities	54,638	16,813
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Retained earnings	128,274	209,338
Total stockholders' equity	347,433	428,497
Total liabilities and stockholders' equity	$ 402,071	$ 445,310

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For The Years Ended December 31,

	2011	2010
Revenue		
Commission income	$ 777,085	$ 720,698
Trading income (loss)	(2,984)	17,938
Unrealized gain on securities	1,074	78,061
Interest and dividend income	6,333	5,290
Miscellaneous income	1,006	11
Total revenue	$ 782,514	$ 821,998
Operating expenses		
Officer's salaries	105,000	115,000
Office salaries	432,879	411,076
Advertising and promotion	336	1,037
Travel and entertainment	17,546	20,971
Telephone	14,815	19,567
Rent	30,600	29,000
Pension expense and employee benefits	65,119	71,363
Legal and professional services	29,502	18,663
Educaton and training	3,525	-
Licenses and registration	6,126	7,752
Payroll and miscellaneous taxes	45,944	48,144
Dues, publications, and seminars	-	352
Office, stationery and printing	13,541	10,847
Postage and delivery	1,074	670
Clearing costs	62,940	68,353
Insurance	2,606	9,005
Lease expense	3,910	4,733
Quotes and research	32,437	22,439
Utilities, repairs and maintenance	-	2,776
Bank charges and miscellaneous	1,061	466
Depreciation expense	737	768
Total operating expenses	869,698	862,982
Loss from operations	(87,184)	(40,984)
Interest expense	2,964	6
Loss before income tax	(90,148)	(40,990)
Income tax provision	(5,125)	(2,105)
Deferred tax benefit	14,209	20,581
Net loss	(81,064)	(22,514)
Retained earnings, January 1	209,338	231,852
Retained earnings, December 31	$ 128,274	$ 209,338

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2011 and 2010

	Total	Common stock par value $1.00	Additional paid -in capital	Retained earnings
Balance at beginning of year - January 1, 2010	$ 451,011	$ 25,000	$ 194,159	$ 231,852
Net loss - December 31, 2010	(22,514)			(22,514)
Stockholders' equity at December 31, 2010	428,497	25,000	194,159	209,338
Net loss - December 31, 2011	(81,064)			(81,064)
Stockholders' equity at December 31, 2011	$ 347,433	$ 25,000	$ 194,159	$ 128,274

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2011	2010
Cash flows from operating activities		
Net loss	$ (81,064)	$ (22,514)
Adjustments to reconcile net income to net cash flows used by operating activities		
Depreciation expense	737	768
Unrealized gain	(1,074)	(78,061)
Deferred tax benefit	(14,209)	(20,581)
(Increase) decrease in broker receivable	(62,581)	94,682
Decrease in inventory account	116,767	16,583
Increase (decrease) in accrued commissions, payroll taxes and other expenses	37,825	(7,618)
Net cash used by operating activities	(3,599)	(16,741)
Net decrease in cash	(3,599)	(16,741)
Cash at January 1	121,966	138,707
Cash at December 31	$ 118,367	$ 121,966
Supplemental disclosures		
Cash paid during the year for interest	$ 2,964	$ 6
Cash paid during the year for income taxes	$ (5,125)	$ 2,191

See independent auditor's report and notes to the financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $336 and $1,037 for December 31, 2011 and 2010 respectively.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2011 and 2010 the account balances of $73,736 and $10,082 represented trading profits settled in 2011 and 2010 respectively that had not been transferred by the clearing house until 2012 and 2011 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2011, and December 31, 2010. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2011, and December 31, 2010:

	December 31, 2011		December 31, 2010	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 42,061	$ 144,549	$ 67,499	$ 251,500
Corporate Bonds	23,902	33,213	33,274	43,089
Total trading securities	$65,963	$ 177,762	$ 100,773	$ 294,589

Investment income for the years ended December 31, 2011, and December 31, 2010, consists of the following:

	2011	2010
Gross realized gain/(loss) from sale of trading securities	$ (2,984)	$ 17,938
Dividend and interest income	6,333	5,290
Net unrealized holding gains	1,074	78,061
Net investment income	$ 4,423	$ 101,289

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $737 and $768 for December 31, 2011 and 2010 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Prepaid tax deposits	$ 577	$577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2012 (New Jersey)	$ 31,200

Rent expense amounted to $30,600 and $29,000 for the years ended December 31, 2011 and 2010 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $290,939 which exceeded its required net capital by $190,939.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2011 is as follows:

Financial statement loss before taxes	$ (90,148)
Adjustments for:	
Permanent differences	2,951
Temporary differences	84,216
Federal taxable loss	$ (2,981)

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 31,569

Note 9 – Income Taxes (continued)

For the year ended December 31, 2011, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

Note 10 - Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has evaluated the impact of SFAS 157 and does not anticipate it will have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48 ("Fin 48") accounting for Uncertainty in Income taxes-an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. FIN 48 will not have a material impact on the financial statements of the Company.

In July 2009, the FASB released FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim annual periods ending after September 15, 2009. All existing accounting documents are superseded as described in FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of generally Accepted Accounting Principles. All other accounting literature not included in the Codification is non authoritative.

Note 11 – Subsequent Events

Management has evaluated subsequent events through February 22, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2011

Total assets	$ 402,071
Less total liabilities	54,638
Net worth	347,433
Add subordinated loans	0
Adjusted net worth	347,433
Less non-allowable assets	32,146
Tentative net capital	315,287
Less haircuts	24,348
Net capital	290,939
Required net capital	100,000
Excess net capital	190,939
Aggregate indebtedness	54,638
Aggregate indebtedness to net capital	18.78%

H. RIVKIN AND COMPANY INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2011

Position

Securites subject to 40% Haircut

	Long		$ 0
	Short		$ 0

Securites subject to 15% Haircut

	Long		$ 144,609
	Short		$ 0
Tentative Net Capital		$ 315,287	

Haircuts

1. -40% Haircut

	Long	$ 0
	Short	$ 0

2. -15% Haircut on the Greater of the Long or Short

	Long	$ 21,691
	Short	$ 0
		$ 21,691

Excess haircuts:

The lesser of long or short less	$ 0
25% of the greaterof the long of short position	$ (36,152)
Excess	$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 32,905

Stock value	Normal H.C.	Undue concentration
$ 0	15%	$ 0

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut	
MBNA Capital	$ 9,275	8.00%	742	
Land O Lakes Cap	$ 23,938	8.00%	1,915	
Total other haircut				$ 2,657
Total haircut				$ 24,348

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2011

Account name	Amount
Prepaid expenses	$ 577
Deferred tax asset	31,569
Total non-allowable expenses	$ 32,146

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2011

Account name		Amount
Payroll taxes payable	$	2,749
Income taxes payable		2,105
Accrued expenses		49,784
Total aggregate indebtedness	$	54,638

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2011

Total net capital per unaudited focus report	$ 304,699
Add: Haircuts per unaudited focus report	24,348
Tentative net capital	329,047
Add: Non-allowable assets per unaudited focus report	17,707
Net worth	346,754
Audit adjusting journal entries-net effect on net worth	679
Adjusted net worth	347,433
Less: Non-allowable assets per audited financial statement	32,146
Adjusted tentative net capital per audited financial statement	315,287
Less: Haircuts per audited financial statement	24,348
Total net capital per audited financial statement	$ 290,939

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2011 and 2010

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2011 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Behrens & Co.
February 22, 2012

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $336 and $1,037 for December 31, 2011 and 2010 respectively.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2011 and 2010 the account balances of $73,736 and $10,082 represented trading profits settled in 2011 and 2010 respectively that had not been transferred by the clearing house until 2012 and 2011 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2011, and December 31, 2010. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2011, and December 31, 2010:

	December 31, 2011		December 31, 2010	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 42,061	$ 144,549	$ 67,499	$ 251,500
Corporate Bonds	23,902	33,213	33,274	43,089
Total trading securities	$65,963	$ 177,762	$ 100,773	$ 294,589

Investment income for the years ended December 31, 2011, and December 31, 2010, consists of the following:

	2011	2010
Gross realized gain/(loss) from sale of trading securities	$ (2,984)	$ 17,938
Dividend and interest income	6,333	5,290
Net unrealized holding gains	1,074	78,061
Net investment income	$ 4,423	$ 101,289

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $737 and $768 for December 31, 2011 and 2010 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Prepaid tax deposits	$ 577	$577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2012 (New Jersey)	$ 31,200

Rent expense amounted to $30,600 and $29,000 for the years ended December 31, 2011 and 2010 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $290,939 which exceeded its required net capital by $190,939.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2011 is as follows:

Financial statement loss before taxes	$ (90,148)
Adjustments for:	
Permanent differences	2,951
Temporary differences	84,216
Federal taxable loss	$ (2,981)

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 31,569

Note 9 – Income Taxes (continued)

For the year ended December 31, 2011, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

Note 10 - Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has evaluated the impact of SFAS 157 and does not anticipate it will have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48 ("Fin 48") accounting for Uncertainty in Income taxes-an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. FIN 48 will not have a material impact on the financial statements of the Company.

In July 2009, the FASB released FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim annual periods ending after September 15, 2009. All existing accounting documents are superseded as described in FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of generally Accepted Accounting Principles. All other accounting literature not included in the Codification is non authoritative.

Note 11 – Subsequent Events

Management has evaluated subsequent events through February 22, 2012, the date on which the financial statements were available to be issued.

H. RIVKIN AND COMPANY, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S ANTI MONEY LAUNDERING PROCEDURES

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To: The Management of H. Rivkin and Company, Inc.

We have performed the procedures enumerated below, which were agreed to by H. Rivkin & Company, Inc. ("HRC" or the "Company"), solely to assist them in evaluating the effectiveness of HRC's Anti-Money Laundering ("AML") program in accordance with section 352 of the USA PATRIOT ACT of 2001 and FINRA Rule 3310 for the calendar year 2011through the date of this report. HRC's Management is responsible for the Company's internal controls over compliance with those requirements. This engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed are as follows:

<u>Procedures and Findings</u>

Anti-Money Laundering ("AML") Policies and Procedures

Procedure:

1. Inspect the Anti-Money Laundering ("AML Manual" or the "Manual") and confirm the current version contained the following topics:

    a. AML Compliance Officer's roles and responsibilities
    b. Regulatory reporting and information sharing policies and procedures
    c. AML Training
    d. Suspicious Transactions Bank Secrecy Act ("BSA") reporting
    e. Know Your Customer ("KYC")/Customer Identification Program ("CIP")
    f. Red Flags
    g. Monitoring Employee Conduct and Accounts
    h. Office of Foreign Asset Control ("OFAC")
    i. Records Retention

Procedure Results:

We inspected the current AML Manual and noted the topics referenced above were addressed by written policies and procedures. However, the current AML Manual has not been updated to include FINRA Rule 3310, new sections, links and resources. It is suggested that HRC revise its manual using FINRA's AML procedures template (January 2010) as a guide to include additional topics as follows:

a. National Security Letters, Grand Jury Subpoenas, Enhanced Due Diligence for Correspondent Accounts of Financial Institutions, Private Banking Accounts and Senior Political Figures, Sharing SARS-SFs with Parent Companies.
b. Also include a procedure to review the performance of AML supervisors, if applicable.

Procedure:

2. Inspect the Manual for evidence of Company policy statements regarding the prevention of money laundering and approval by senior management.

Procedure Results:

The Anti-Money Laundering ("AML") Program included senior management's (Harold Rivkin) approval of the AML policies dated April 2002.

We suggest that Mr. Rivkin approve the revised procedures (AML Program) as noted above and have all employees acknowledge that have received and read the revised manual.

AML Compliance Program

Procedure:

1. We have received confirmation from Richard Corbin, Mr. Rivkin's compliance assistant, that AML training for calendar year 2011 was provided to all required persons.

Procedure Results:

No exceptions were noted.

Bank Secrecy Act Compliance Review ("BSA")

Procedure:

1. Obtain sample currency transaction monitoring documentation for calendar year 2011 and inspect the documentation for evidence of AML Chief Compliance Officer sign-off evidencing monitoring of suspicious currency transactions.

Procedure Results:

We have been informed by the Company's AML Compliance Officer, that HRC prohibits receipt of currency and there is no currency transaction documentation.

No exceptions were noted.

Procedure:

2. Obtain sample Currency Transactions Reports ("CTR"s) and Currency and Monetary Instrument Transportation Reports ("CMIR"s) for the period and confirm CTRs and CMIRs were filed in accordance with applicable regulations.

Procedure Results:

We have been informed by the Company's AML Compliance Officer, that HRC has not had any instances whereby it would be required to make any BSA filings during calendar year 2011 through the date of this report.

No exceptions were noted.

Procedure:

3. Inspect a sample of potential suspicious activities for documentation evidencing investigation and disposition, including any filings of a Suspicious Activity Report ("SAR") filed by the Company.

Procedure Results:

We have been informed by the Company's Anti-Money Laundering Compliance Officer that there has not been any suspicious activity detected during calendar year 2011 through the date of this report and thus, there have been no SARs filings for the review period.

No exceptions were noted.

Foreign Correspondent Accounts and Foreign Shell Banks

Procedure:

1. For a selection of foreign jurisdiction banks, obtain the current Treasury Department certification form and confirm it is consistent with update requirements.

Procedure Results:

We have been informed by the Company's Anti-Money Laundering Compliance Officer that HRC does not have any foreign banks, foreign financial institutions, correspondent accounts or senior political figures.

No exceptions were noted.

OFAC/CIP Reviews

Procedure:

1. Sample 2011 new accounts for evidence of CIP and OFAC reviews.

Procedure results:

We have received confirmation from Mr. Corbin that CIP documents have been obtained for all new accounts established in calendar year 2011 through the date of this report. OFAC searches are conducted by HRC's clearing firm. We suggest that HRC conduct its own OFAC search at the time a new account is established and also subscribe to U.S Department of Treasury to receive electronic notice of updates to OFAC's list of Specially Designated Nationals (SDN) and Blocked Persons.

Voluntary Information Sharing USA PATRIOT Act section 314 (b)

Procedure:

1. HRC will share information with other financial institutions as appropriate (FinCEN section 314(b) registration required).

Procedure Results:

HRC has in place an existing clearing arrangement with Penson Financial Services, Inc. and thus, we suggest that HRC should file an annual 314(b) registration notice in order to share information with its clearing entity as necessary.

We also suggest that HRC subscribe to FinCEN's Section 311 – Special Measures electronic notices.

In our evaluation of the Company's compliance with Anti-Money Laundering regulations, HRC has represented that there have been no communications from regulatory agencies, internal auditors, other independent accountants or consultants regarding possible noncompliance with Anti-Money Laundering regulations, including communications received through the date of this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the effectiveness of internal control over compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of HRC and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co., P.A.
Pine Brook, New Jersey
February 17, 2012

H. RIVKIN AND COMPANY, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2011

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of directors of
H. Rivkin and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by H. Rivkin and Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and solely to assist you and the other specified parties in evaluating H. Rivkin and Company, Inc.'s compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC – 6) and the General Assessment Reconciliation (Form SIPC-7). H. Rivkin and Company, Inc.'s management is responsible for the H. Rivkin and Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

2. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

3. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 less revenues reported on the FOCUS reports for the period from July 1, 2011 through December 31, 2011 as per exhibit II to this report with the amounts reported in Form SIPC-6 for the period from January 1, 2011 through December 31, 2011 noting no differences;

4. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 through December 31, 2011 noting no differences;

5. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;

6. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

7. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences;

8. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Behrens & Co.

February 22, 2012

H. RIVKIN AND CO., INC.
EXHIBIT I
For The Year Ended December 31, 2011

Payments per Form SIPC - 6			$ 1,176
Payments for SIPC dues per the cash disbursements journal:			
	7/14/2011	-	1,176
Difference			$ -

Payments per Form SIPC - 7			$ 1,799
Payments for SIPC dues per the cash disbursements journal:			
	2/29/2012	-	1,799
Difference			$ -

H. RIVKIN AND CO., INC.
EXHIBIT II
For The Year Ended December 31, 2011

Total revenue per audited Form X-17A-5 for the year ended December 31, 2011	$ 782,513
Less: revenue per FOCUS report for the period July 1, 2011 - December 31, 2011	(275,595)
	506,918
Total revenue per Form SIPC-6	506,918
Difference	$ -

Total revenue per audited Form X-17A-5 for the year ended December 31, 2011	$ 782,513
Total revenue per Form SIPC-7	782,514
Difference	$ (1)

H. RIVKIN AND CO., INC.
EXHIBIT III
For The Year Ended December 31, 2011

Total revenue per Form SIPC 6	$ 506,918
Add: net loss from principal transactions in securities in trading accounts	-
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(35,255)
net gain from securities in investment accounts	(1,285)
total interest and dividend expense	-
	470,378
Assessment rate	0.0025
Assessment	$ 1,176

Total revenue per Form SIPC 7	$ 782,514
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(62,940)
net gain from securities in investment accounts	
total interest and dividend expense	
	719,574
Assessment rate	0.0025
Assessment	$ 1,799

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2011

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives. In addition, our audit indicated H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2011 and no facts came to our attention to indicate such conditions had not been complied with during the year.

This report recognizes it is not practicable in an organization the size of H. Rivkin and Company, Inc. to achieve all the division of duties and cross-checks generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co.

February 22, 2012